Exhibit 99.2

B COMMUNICATIONS LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Itzik Tadmor, attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of B Communications Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on June 16, 2016 at 2:00 p.m. (Israel time) at the offices of the Company, 2 Dov Friedman Street, Ramat Gan 5250301, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the Notice of and Proxy Statement for such Annual General Meeting, or the Proxy Statement, (receipt of which is hereby acknowledged):

THIS PROXY WILL BE VOTED AS SPECIFIED ON THE REVERSE. IN THE ABSENCE OF SUCH SPECIFICATION, THE SHARES REPRESENTED BY THIS PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND EXTERNAL DIRECTORS IN ITEMS 2A AND 2B AND FOR ITEMS 3, 4 AND 5 SET FORTH ON THE REVERSE. ON ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE JUDGMENT OF THE PERSONS NAMED ABOVE AS PROXIES.

VOTES WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE HOLDINGS IN THE COMPANY OR THE VOTE REQUIRES THE APPROVAL OF THE PRIME MINISTER OF ISRAEL AND ISRAELI MINISTER OF COMMUNICATIONS (AS DESCRIBED IN THE PROXY STATEMENT).

IN ADDITION, VOTES CAST FOR ITEMS 2A, 2B, 3, 4, AND 5 WILL NOT BE COUNTED UNLESS “YES” OR “NO” HAS BEEN SPECIFIED AS TO WHETHER THE SHAREHOLDER HAS A PERSONAL INTEREST (AS DEFINED IN THE PROXY STATEMENT) WITH RESPECT TO THE PROPOSAL.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

B COMMUNICATIONS LTD.

June 16, 2016

GO GREEN

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE DIRECTORS NAMED IN ITEM 1 AND “FOR” ITEMS 2A THROUGH 6.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To elect three directors for terms expiring at the 2017 Annual General Meeting of Shareholders.						FOR	AGAINST	ABSTAIN
	NOMINEES:	FOR	AGAINST	ABSTAIN	3.	To approve the updated compensation policy for the Company’s directors and officers.	☐	☐	☐
	SHAUL ELOVITCH	☐	☐	☐			YES	NO
	OR ELOVITCH BENNY GABBAY	☐ ☐	☐ ☐	☐ ☐
Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest (as such term is defined in the Proxy Statement) in the approval of the Company’s updated compensation policy?
							☐	☐
2a.	To re-elect Moshe Rosenthal as an external director to hold office for three years commencing from the date of this Meeting and to approve his term of service.	☐	☐	☐	4.	To approve the updated compensation terms for the Company’s Chief Executive Officer.	FOR ☐ YES	AGAINST ☐ NO	ABSTAIN ☐
	Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest (as such term is defined in the Proxy Statement) in the election of Mr. Rosenthal as an external director?	YES ☐	NO ☐
Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest (as such term is defined in the Proxy Statement) in the approval of the updated compensation terms for its chief executive officer?
							☐	☐
		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
2b.	To re-elect Debbie Saperia as an external director to hold office for three years commencing from the date of this Meeting and to approve her term of service. Are you (a) a controlling shareholder of the Company; or (b) do you have a personal interest (as such term is defined in the Proxy Statement) in the election of Ms. Saperia as an external director?	☐ YES ☐	☐ NO ☐	☐	5.
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as the Company’s independent registered public accountants for the year ending December 31, 2016, and to authorize the Company’s Board of Directors and its Audit Committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.
							☐	☐	☐
							YES	NO
6.
Do your holdings in the Company or vote on the Proposals above require the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Communications Law and Communications Order, as defined in the Proxy Statement?
							☐	☐

Pursuant to Israeli law, in order to ensure specific majority requirements we are required to ask if you are (a) a controlling shareholder of the Company; or (b) do you have a personal interest in (as described in the Proxy Statement) in Items 2A, 2B, 3 and 4 on the proxy card.

(PLEASE NOTE: IF YOU DO NOT MARK EITHER YES OR NO, YOUR SHARES WILL NOT BE VOTED FOR THE PROPOSALS REQUIRING AN  ADDITIONAL YES OR NO VOTE WITH RESPECT TO WHETHER YOU ARE CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST.)

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.